COMMENTS RECEIVED ON DECEMBER 22, 2010

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File No. 033-15983)

Spartan 500 Index Fund

N-14 FILED ON DECEMBER 2, 2010

N-14 Proxy Statement and Prospectus

1. Form N-14 Statement of Additional Information

C: The Staff requests that we incorporate by reference the funds' 6/30/10 semi-annual reports.

R: We will make the requested change.

2. Exhibit 14 - Consent of Independent Registered Public Accounting Firm

C: The Staff requests that a revised consent be filed to include references to the financial reports for Fidelity Congress Street Fund and Fidelity Exchange Fund.

R: We will obtain and file a revised consent.

3. "Synopsis"

(Sample from Fidelity Congress Street Fund)
"How do the funds' investment objectives, strategies, policies, and limitations compare?

Fidelity Congress Street Fund and Spartan 500 Index Fund have some differences between investment objectives and strategies, of which you should be aware. The following compares the investment objectives and principal investment strategies of Fidelity Congress Street Fund and Spartan 500 Index Fund:"

Fidelity Congress Street Fund	Spartan 500 Index Fund

Investment Objective (subject to change only by shareholder approval)	Investment Objective (subject to change only by shareholder approval)

Fidelity Congress Street Fund seeks long-term growth of capital and income.

Spartan 500 Index Fund seeks seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks publicly traded in the United States.

C: The Staff would like to us to include a discussion of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in tabular format is an effective way to highlight the differences between the funds.

4. "Synopsis"

"Who bears the expenses associated with the Reorganizations?
Each of Fidelity Congress Street Fund and Fidelity Exchange Fund will bear the cost of its Reorganization, provided the expenses do not exceed the fund's existing voluntary expense cap. Expenses exceeding a fund's voluntary expense cap will be paid by FMR."

C: The Staff requests that the estimated cost of the Reorganizations be disclosed.

R: The section will be updated accordingly.

5. "The Proposed Transactions - Capitalization"

(Sample from Fidelity Exchange Fund)
Capitalization

The following table shows the capitalization of Fidelity Exchange Fund, and Spartan 500 Index Fund as of October 31, 2010 (unaudited), and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Fidelity Exchange Fund	$ 171,133,094	$ 302.49	565,742
Spartan 500 Index Fund
Fidelity Advantage Class	$ 13,365,125,933	$ 41.94	318,701,995
Investor Class	$ 25,066,957,646	$ 41.93	597,759,916
Spartan 500 Index Fund Pro Forma Combined
Fidelity Advantage Class	$ 13,536,259,027	$ 41.94	322,782,422
Investor Class	$ 25,066,957,646	$ 41.93	597,759,916

C: The Staff asks that the estimated cost of the reorganization be displayed in the capitalization table.

R: Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. However, to address the Staff's comment, we will make the requested change.

6. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.